UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

JX Luxventure Limited

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

Y46002302

(CUSIP Number)

Sun Lei

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

Tel. (86) 595 8889 6198

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sun Lei
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 619,310 (1)
	8.	Shared Voting Power n/a
	9.	Sole Dispositive Power 619,310 (1)
	10.	Shared Dispositive Power n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 619,310 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%(2)
14.	Type of Reporting Person IN

(1)	Consists of: (a) 316,310 shares of common stock, including 20,989 shares of common stock held directly by Happy Brilliance Limited, a Cayman Islands company in which the Reporting Person has 100% ownership and the sole voting and dispositive power over the shares held by Happy Brilliance Limited; (b) 75,000 shares of common stock issuable upon conversion of 150,000 shares of Series C Convertible Preferred Stock; (c) 124,000 shares of common stock issuable upon conversion of 1,240,000 shares of Series A Preferred Stock; and (d) 104,000 shares of common stock issuable upon conversion of 80,000 shares of Series D Preferred Stock.

(2)

The percentage is based on 6,063,192 shares of Common Stock outstanding as of May 2, 2023 as provided by the Issuer. The share and per share information of Common Stock and shares convertible into Common Stock in Amendment #3 reflects a reverse stock split of the Issuer Common Stock at a 1-for-10 ratio, effective as of April 26, 2023.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the shares of common stock, $0.0001 par value (the “Common Stock”), of JX Luxventure Limited, a corporation organized under the laws of the Republic of Marshall Islands (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on October 21, 2021, Amendment No. 1 filed by the Reporting Person on June 6, 2022, and Amendment No. 2 filed by the Reporting Person on March 30, 2023 (collectively, “Schedule 13D”). It is filed solely to correct the aggregate number of shares of common stock beneficially owned by the Reporting Person and the corresponding percentage of ownership of shares of common stock stated in Amendment No. 2 and that the Reporting Person has the sole voting and dispositive power over shares of Common Stock held by Happy Brilliance Limited. No transactions and no changes in the beneficial ownership of the Reporting Person have occurred after March 28, 2023 that would otherwise require filing another amendment to Schedule 13D. Except as specifically provided herein, Amendment No. 3 does not modify any of the information previously reported in Schedule 13D. The share and per share information of Common Stock and shares convertible into Common Stock in Amendment #3 reflects a reverse stock split of the Issuer Common Stock at a 1-for-10 ratio, effective as of April 26, 2023. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2(c) of Schedule 13D is hereby amended as follows:

(c) Sun Lei is the Chief Executive Officer, Interim Chief Financial Officer, Co-Chairwoman and Director of the Issuer. The Issuer’s principal business address is Bin Hai Da Dao No. 270, Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou, Xiu Ying District, Haikou City, Hainan Province 570100, People’s Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended and restated as follows:

(a)	20,989 shares of Common Stock were acquired on December 9, 2020 by Happy Brilliance Limited, a Cayman Islands company. The Reporting Person has 100% ownership and the sole voting and dispositive power over the shares held by Happy Brilliance Limited. These shares were acquired pursuant to the Share Exchange Agreement dated December 9, 2020 by and among the Issuer, Flower Crown Holding, a corporation organized under the laws of the Cayman Islands, and shareholders of Flower Crown Holding.

(b)	23,321 shares of Common Stock were acquired by the Reporting Person under the Stock Purchase Agreement dated December 9, 2020, in exchange for the Reporting Person’s obligation to make payments on behalf of the Issuer for the next two years, in the amount of no less than $600,000 and no more than $700,000. Pursuant to the terms of the Stock Purchase Agreement, these shares were held in escrow by an escrow agent to secure the Reporting Person’s obligations under the Stock Purchase Agreement for a period of 24 months and were released pursuant to a vesting schedule set forth in the Stock Purchase Agreement. At the time of Amendment No. 3, all of the 23,321 shares were released from escrow.

(c)	20,000 shares were issued to the Reporting Person by the Issuer as compensation on September 1, 2021.

(d)	On September 1, 2021, the Reporting Person purchased from the Issuer 150,000 shares of Series C Convertible Preferred Stock at the total subscription price of $1,500,000. These shares are convertible into 75,000 shares of Common Stock without any additional payment.

(e)	On May 22, 2022, the Reporting Person received 100,000 shares, granted to her from the Issuer, as compensation pursuant to the employment agreement between the Issuer and the Reporting Person dated June 22, 2021.

(f)	On March 28, 2023, the Reporting Person acquired in privately negotiated transactions: (i) 152,000 shares of Common Stock from three sellers for the total purchase price of $1,780,000; (ii) 1,240,000 shares of Series A Convertible Preferred Stock from the seller for the total purchase price of $1,240,000; these shares are convertible into 124,000 shares of Common Stock at any time without any additional payment; and (iii) 80,000 shares of Series D Convertible Preferred Stock from the seller for the total purchase price of $2,080,000; these shares are convertible into 104,000 shares of Common Stock at any time without any additional payment.

For all shares acquired for cash, the source of the funds was the Reporting Person’s personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and restated as follows:

The information set forth on the cover page of Amendment No. 3 is hereby incorporated by reference into this Item 5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2023

Date

/s/ Sun Lei
Sun Lei

5